EXHIBIT 1.1

ZIONS BANCORPORATION

AMENDMENT NO. 1 TO THE

AUCTION AGENT AGREEMENT

dated as of April 30, 2008

Relating to the

Senior Medium-Term Notes Program, Series A

of

ZIONS BANCORPORATION

ZIONS DIRECT, INC.

as Auction Agent

This Amendment No. 1 to the Auction Agent Agreement (this “Amendment”), dated as of April 30, 2008, is by and between Zions Bancorporation, a Utah corporation (the “Issuer”), and Zions Direct, Inc., a Utah corporation (the “Auction Agent”).

WHEREAS, on March 6, 2008, the Issuer and Auction Agent entered into the Auction Agent Agreement (the “Agreement”); and

WHEREAS, the Issuer and Auction Agent desire to amend the Agreement with respect to the terms of the Auction Agent’s compensation in connection with the Issuer’s Senior Medium-Term Notes Program, Series A (collectively, the “Securities”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the Issuer and the Auction Agent each a “Party,” and together the “Parties”) agree as follows:

1.	Amendments to the Agreement.

a.	Section 4.3(a) is hereby amended and restated in its entirety as follows:

4.3	Compensation, Expenses and Indemnification.

(a) The Issuer shall pay the Auction Agent, at the time of settlement of any issue of a Security by the Issuer pursuant to an Auction, a number of basis points to be determined by mutual agreement between the Issuer and the Auction Agent times the principal amount of Securities sold in each Auction in consideration for all services to be rendered by the Auction Agent under this Agreement.

b. Section 6.3 is hereby amended and restated in its entirety as follows:

6.3	Entire Agreement.

The Agreement, this Amendment and the Constituent Documents (a) constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other Person any rights or remedies hereunder. Each Party agrees that (i) no other Party (including its agents and representatives) has made any representation, warranty, covenant or agreement to or with such Party relating to the Auction other than those expressly set forth in the Constituent Documents, and (ii) such Party has not relied upon any representation, warranty, covenant or agreement relating to the Auction, other than those referred to in clause (i) above.

2.	Execution in Counterparts. This Amendment may be executed in any number of counterparts, each of which, when so executed, shall be deemed an original, all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Amendment by telecopy shall be effective as delivery of a manually-executed counterpart of this Amendment.

3.	Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of Utah (excluding any conflicts-of-law rule or principle that might refer the same to the laws of another jurisdiction), except to the extent that the same are mandatorily subject to the laws of another jurisdiction pursuant to the laws of such other jurisdiction.

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to the Auction Agent Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date first above written.

ZIONS BANCORPORATION, as the Issuer

By:	/s/ DOYLE L. ARNOLD
Name:	Doyle L. Arnold
Title:	Vice Chairman and Chief Financial
Officer

ZIONS DIRECT, INC., as the Auction Agent

By:	/s/ JAMES R. COOPER
Name:	James R. Cooper
Title:	Chief Operating Officer